ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the nine months ended February 29, 2008, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

In December 2007, the Company’s Board of Directors approved a resolution to change the Company’s year end from May 31, 2008 to February 29, 2008.

This MD&A is prepared as of May 20, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This section uses the term “indicated resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

Rockwell Diamonds Inc. ("Rockwell" or the "Company") is engaged in the business of alluvial diamond production. The Company is focused on acquiring additional operating diamond properties or projects that have near-term potential for alluvial diamond production.

1.2.1	Summary

During the February 29, 2008 fiscal period, the Company operated three alluvial diamond mines and one bulk sampling project. Rockwell received 51% of the net proceeds from production at these properties. Subsequent to the nine months ended February 29, 2008, the Company acquired an additional 23% interest in the Holpan/Klipdam and Wouterspan properties thereby increasing their interest to 74%, with the remaining 26% being held by a Black Economic Empowerment (“BEE”) consortium as required by the Department of Minerals and Energy Act in South Africa.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

In the nine month period ended February 29, 2008, total diamond production of 17,746.40 carats was derived from 2,368,110 cubic meters of gravels mined and processed at Holpan/Klipdam and Wouterspan and from bulk sampling at Makoenskloof. The Company sold 17,667.67 carats at an average price of US$1,984.68 per carat. Diamonds in inventory at February 29, 2008 totaled 1,036.59 carats.

The Company received revenues from sales of $36 million, inclusive of revenue received from subcontractors of $0.2 million. Cost of sales and amortization totalled $29.2 million, resulting in an operating profit of $6.8 million for the period. Other expenses were $7.8 million, taxation amounting to $2.4 million and, together with an amount of $5.9 million representing the 49% non-controlling interest of the South African operating subsidiaries, this resulted in a loss for the nine months ending February 29, 2008 of $9.4 million or $0.05 per share.

In March 2007, Rockwell and the Trans Hex Group (“Trans Hex”) reached a conditional agreement whereby the Company would purchase Trans Hex’s Middle Orange River Operations located in the Northern Cape Province of South Africa. The Middle Orange River Operations include the Saxendrift and Niewejaarskraal Mines (currently on care and maintenance) and certain associated prospecting projects in the same area. Subsequent to the nine months ending February 29, 2008, the suspensive conditions to the conditional agreement were fulfilled. Certain mineral rights, including the Saxendrift mining right, have been transferred to Rockwell. Transfer of others is pending issue of final documents by the South African Department of Mineral and Energy (“DME”), which the companies expect in due course. Rockwell’s operational staff has mobilized to the Saxendrift property and begun re-commissioning the plant and recovery unit. The objective is to re-open the mine and provide additional carat production in the near future.

In other corporate developments, Rockwell began trading on the Toronto Stock Exchange (“TSX”) on February 22, 2008. The Company now trades in Canada on the TSX and in South Africa on the Johannesburg Stock Exchange (“JSE”) under the trading symbol of RDI, and in the United States on the Over-the-Counter Bulletin board (“OTCBB”) under the symbol RDIAF.

1.2.2	Financings

In the prior fiscal year ended May 31, 2007, the Company completed two significant equity financings. During the nine month period ended February 28, 2008, the Company completed a brokered private placement financing.

$21 million private placement financing

In November 2006, Rockwell completed a private placement of $21 million, consisting of 42 million units at $0.50 per unit (the “Offering”). Each unit consists of one common share (“Share”) in the capital of the Company and one Share purchase warrant. Each warrant entitles the holder to buy one common share in the capital of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years. During the year, the Company listed on the TSX. All securities are subject to a four month holding period in Canada expiring on March 23, 2007, and a portion will be subject to additional US resale restrictions in the United States. The Company paid cash commissions of $1,215,770.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Rockwell is using, or has used, the net proceeds from the Offering (a) to acquire the interests and/or rights in the four alluvial diamond properties in South Africa and the DRC, (b) to discharge the convertible promissory notes of $9.5 million, (c) to carry out exploration and development, and (d) for general working capital and corporate development purposes.

Financing to raise up to $60 million

In May 2007, the Company completed a private placement and issued 116,007,154 million equity units at a price of $0.52 per unit for aggregate proceeds of up to $60 million, comprised of approximately $50 million to be issued to investors under the brokered offering and $10 million to be issued in a non-brokered offering. Each unit consists of one common share and one share purchase warrant exercisable at $0.70 for a 24 month period from completion. Units issued under the brokered offering were being offered by a syndicate of agents. Closing of the offering occurred on the May 9, 2007.

The Company paid cash commissions of $3,877,665, issued 1,093,440 common shares fair valued at $568,588 as compensation to agents as well as 5,772,000 broker warrants fair valued at $1,693,197 to the agents, bringing the total issued common shares to 117,100,594 and total commissions to $6,139,450.

The net proceeds from the offerings will be used to fund Rockwell’s acquisition of the MORO from Trans Hex, expand production capacity at its Wouterspan operation across the river from the MORO, implement improvements at its other operations, and for general corporate purposes.

January 2008, Private Placement of $14.5 million

In January 2008, the Company completed a brokered private placement, which had been announced on November 28, 2007, and issued a total of 24,101,526 Common Shares at a price of $0.60 per share for total proceeds of $14,460,916. The Company issued 500,000 Common Shares and paid a cash fee of $300,000 as finder’s fees relating to the private placement. All shares issued pursuant to the private placement were subject to a hold period that expired on March 31, 2008.

Proceeds from the financing will be used to fund Rockwell’s diamond operations and new project evaluation and development.

1.2.3	Agreements

Durnpike Agreement

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo (“DRC”). These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the DRC and Galputs Minerale Project in South Africa.

Subsequently and pursuant to the terms of the Definitive Agreement, the Company acquired all of the shares and loans in Durnpike, a private South African company, from eight vendors (the “Vendors”) for consideration set forth below, payable in common shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds an interest in respect of and/or rights in the four alluvial diamond properties.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Holpan/Klipdam Property and the Wouterspan Property were indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust held 99% of HC Van Wyk Diamonds Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam was owned by nominees of the Van Wyk Trust. HCVW and Klipdam were collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”).

On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) for South African Rand (“ZAR”) 50 million ($7.8 million) and agreed to pay an additional ZAR30 million ($4.5 million) to the Van Wyk Trust on July 7, 2007.

To facilitate Durnpike’s payment of ZAR50 million to the Van Wyk Trust on July 7, 2006, the Company advanced a non-interest bearing loan to Durnpike of ZAR50 million (Cdn$7.8 million). This loan is secured by a pledge of Durnpike’s Acquisition Interest. The payment of ZAR30 million was made to the Van Wyk Trust in June 2007.

Durnpike had the option to increase its shareholding in HCVW to a 51% controlling interest by (a) subscribing for additional shares in HCVW for the amount of ZAR1 million ($160,000) and (b) introducing a ZAR24 million ($3.9 million) working capital loan into VWDG. These conditions were met in January 2007.

The Company also entered into an Exchange Agreement with the Van Wyk Trust to acquire the remaining shareholding of VWDG for ZAR 60 million ($9 million), payable in Common Shares. The Exchange Agreement became effective upon Rockwell completing its listing of the Company’s Common Shares on the JSE. In March 2008, subsequent to the nine months ending February 29, 2008 and pursuant to the Exchange Agreement, the Company issued Common Shares to the Van Wyk Trust and increased its ownership by 23% to a total of 74% of the VWDG assets.

Pursuant to the Definitive Agreement:

  The Company acquired from the Vendors all of their shares and loans in Durnpike for consideration of ZAR 39.8 million ($6.1 million), payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within approximately 12 months from signature of the Definitive Agreement. By virtue of such acquisition, the Company acquired Durnpike’s interests in the four alluvial diamond properties in South Africa and the DRC. The ZAR consideration does not include payment in respect of the Kwango River Project, which payment stands to be made by the Company only when (and if) the feasibility study referred to below has been completed and approved by the board of directors of the Company.

  On November 30, 2007, the Company began trading on the JSE and hence completed its JSE listing condition. Consequently, the Company issued 7,848,663 Common Shares as settlement of its commitment and also 1,676,529 Common Shares as finder fees relating to the Durnpike acquisition.

  The Company will spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. As it seems highly unlikely that the deadline of February 29, 2008 will be met, the Company is currently negotiating an extension to such deadline. If the Company wishes to retain the

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Kwango River Project following completion of the feasibility study, the Company must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study. If the Company does not wish to retain the Kwango River Project following completion of the feasibility study, the Definitive Agreement provides for Durnpike being divested of such project on certain terms, with the Company nevertheless retaining 100% of the shares in Durnpike (and therefore the indirect interests in the Holpan/Klipdam, Wouterspan and Galputs properties). In such event, the full and final purchase consideration for Durnpike will be limited to the ZAR Consideration.

Durnpike’s interest in the Kwango River Project is constituted by an agreement (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike will be entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series of recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see note 15(a) to the audited financial statements for the nine months ending February 29, 2008). During the third quarter of 2008 the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331).

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least nine months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations.

On January 31, 2007, all the conditions precedent to implementation of the Acquisition as per the Definitive Agreement, were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa. As provided for in the Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project. To date the Company is still awaiting the final approval from the DME relating to the transfer of the shares of Galputs Minerale Project from Virgilia Investments Inc. to the Company.

During the year ended May 31, 2007, a BEE group purchased 15% of the VWDG from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). Subsequent to the nine months ending February 29, 2008, the BEE group is in the process of increasing its shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG. This additional 11% will be at a subscription price of ZAR17.5 million and the BEE group will also inject ZAR10.5 million in working capital into the VWDG. The BEE company is African Vanguard Resources (Pty) Ltd., the holding company of Richtrau No 136 (Pty) Ltd.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Makoenskloof property acquisition

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. The Makoenskloof property is located on the north bank of the Middle Orange River, approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. HCVW paid ZAR5.4 million ($880,000) in January 2007 for the property and mining permits. Pursuant to this option exercise, HCVW also entered into a subcontracting agreement with Folmink Delwery CC to perform bulk sampling, commencing in March 2007. In April 2007, HCVW entered into an agreement to purchase ZAR21.3 million (approximately $3 million) in plant and equipment from the sub-contractor and to terminate the sub-contracting arrangement. The Company has paid a total consideration of ZAR19 million ($2.7 million) and is committed to pay the remaining consideration in monthly payments of ZAR500,000 ($63,000). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

In December 2007, Makoenskloof property was placed on care and maintenance in order for management to evaluate the results of the bulk sampling activities which had taken place up until the end of November 2007. No work is planned in 2009.

Middle Orange River Operations (“MORO”) Agreement

In March 2007, Rockwell and Trans Hex, through its wholly owned subsidiary Trans Hex Operations (Pty) Ltd (“THO”), announced that the companies had entered into an agreement whereby Rockwell’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd (“Rockwell RSA”), would acquire two open pit alluvial diamond mines (Saxendrift and Niewejaarskraal) currently on care and maintenance, and three alluvial diamond exploration projects (Kwartelspan, Zwemkuil-Mooidraai, and Remhooget-Holsloot) referred to collectively as the Middle Orange River Operations from Trans Hex (“the Transaction”). Pursuant to the terms of the Transaction, Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose vehicle (“Saxendrift Mine Pty (Ltd)”) which Rockwell acquired via Rockwell RSA.

The MORO include:

  the rights to prospect and explore for and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area (described above);

  substantial indicated and inferred mineral resources (see Table in section 1.2.5 below);

  the material plant, machinery, equipment and other movable assets owned and/or used by THO - These operating assets were independently valued by Manhattan Mining Equipment (Pty) Limited in April 2005 at ZAR53.3 million ($8.0 million);

  the employees of THO in terms of Section 197 of South Africa’s Labour Relations Act of 1995; and

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

  a rehabilitation liability which will be taken over by Rockwell on the basis that the tailings and other heaps of unprocessed diamond bearing middlings gravel and Rooikoppie gravels will be reprocessed by Rockwell to recover contained diamonds. The plan is to process the material and simultaneously rehabilitate these areas.

The Company has paid cash consideration to Trans Hex of ZAR100.4 million ($14.8 million) and assumed potential liabilities for staff layoffs of ZAR4.7 million (capped at ZAR5 million ($0.8 million)) and rehabilitation bonds (capped at ZAR4.25 million ($0.6 million)). An independent consultant has been appointed to determine the value of the rehabilitation bonds. All payments and liabilities are expected to total $16.2 million, subject to certain final adjustments. Trans Hex will transfer all its relevant mineral rights and associated assets into Saxendrift Mine Pty (Ltd) to be acquired by the Rockwell RSA.

The Transaction was completed in April 2008. Registration of transfer to Saxendrift Mine Pty (Ltd) of the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects has already been obtained. Cession of the Niewejaarskraal mining right is still awaited at this time from the DME, and the Remhoogte prospecting right is in the process of being renewed. Both companies are confident that these rights will be awarded pending which the funds of ZAR26.8 million allocated for their purchase will continue to be retained in an interest-bearing Trust account. Once the DME has issued the necessary cession and renewal documents, these rights will also be transferred to Rockwell RSA via the Saxendrift Mine Pty (Ltd) and the funds in Trust released to Trans Hex.

Farhom Property

On July 30, 2007, H.C.Van Wyk Diamonds acquired 100% of the shares and shareholder loans of Farhom Mining & Construction (Pty) Ltd for ZAR10 million ($1.5 million). This company holds the mineral rights over the Farhom farm property. This transaction was concluded in terms of an option granted to HCVW on February 24, 2005 and later amended on July 10, 2007.

1.2.4	Production Properties

Production and Sales – Fiscal 2008 Year

A summary of diamond production and sales for the nine month period to February 29, 2008 (fiscal 2008 year) is provided in the following table:

Operation	Volume (cubic meters)	Production (carats)	Sales (carats)	Value of Sales (US$)	Value of Sales (Cdn$)	Inventory (carats)
Holpan	676,026	5,385.82	5,425.29	7,218,906	7,383,320	366.28
Klipdam	584,643	5,018.88	5,061.47	7,264,657	7,430,113	360.01
Wouterspan	890,059	6,398.00	6,237.59	16,067,663	16,433,611	309.92
Makoenskloof	217,382	943.70	943.32	4,513,376	4,616,170	0.38
Total	2,368,110	17,746.40	17,667.67	35,064,602	35,863,214	1,036.59

A summary of Rockwell’s share of diamond production and sales for fiscal 2007 (during the four month period of February 1 to May 31) is provided in the table below:

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Operation	Volume (cubic meters)	Production (carats)	Sales (carats)	Value of Sales (US$)	Value of Sales (Cdn$)	Inventory (carats)
Holpan	487,535	2,850.57	2,947.27	2,936,597	3,329,223	405.78
Klipdam	257,900	1,883.85	1,762.04	1,388,938	1,588,261	402.55
Wouterspan	370,888	2,272.86	2,435.99	2,859,328	3,200,163	149.53
Total	1,116,323	7,007.28	7,145.30	7,184,863	8,117,647	957.86

Production and Sales – Quarter by Quarter Comparison

Rockwell did not acquire its interest in the alluvial diamond projects until January 31, 2007, so there are not any comparative results for the prior nine month period. Instead, the current quarter’s production is compared to the previous quarter.

PRODUCTION
Operation	3 months ending February 29, 2008			3 months ending November 30, 2007
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	167,338	1,266.46	0.76	232,930	1,673.29	0.72
Klipdam	182,583	1,234.80	0.68	142,534	1,256.06	0.88
Wouterspan	194,468	1,786.87	0.92	341,099	2,016.54	0.59
Makoenskloof	18,029	73.12	0.41	136,154	633.28	0.47
Total	562,418	4,361.25	0.78	852,717	5,579.17	0.65

SALES, REVENUE AND INVENTORY
Operation	3 months ending February 29, 2008				3 months ending November 30, 2007
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	1,272.18	1,645,214	1,293.22	366.28	2,683.94	2,437,250	908.09	372.00
Klipdam	1,257.73	946,534	752.57	360.01	2,044.82	1,076,732	526.57	382.94
Wouterspan	1,973.48	6,222,776	3,153.20	309.92	2,511.57	4,975,788	1,981.15	496.53
Makoenskloof	155.39	705,254	4,538.60	0.38	787.93	3,808,122	4,833.07	82.65
Total	4,658.78	9,519,778	2,043.41	1,036.59	8,028.26	12,297,892	1,531.83	1,334.12

The above table does not include minor contract diamond revenue sales from properties.

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161 farm and Klipdam 157 farm, covering an area of 3,836 hectares. The production from Holpan and Klipdam is accounted for separately because they are separate operating entities.

Production at Holpan in the quarter ending February 29, 2008 was 1,266.46 carats from 167,338 cubic meters (334,676 tonnes) of gravels processed, compared with 1,673.29 carats from 232,930 cubic meters (465,860 tonnes) of gravels processed in the previous quarter. The decrease on the previous quarter is mainly due to the mine closure over part of December and January for the Christmas holidays.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales from Holpan were 1,272.18 carats at an average value of US$1,293.22 per carat, a decrease in carats sold but increase in value per carat sold from 2,683.94 carats at an average value of US$908.09 per carat in the previous quarter. The inventory at Holpan is 366.28 carats.

Production at Klipdam was 1,234.80 carats from 182,583 cubic meters (365,166 tonnes) of gravels, compared to 1,256.06 carats from 142,533 cubic meters (285,066 tonnes) of gravels produced in the previous quarter.

Sales from Klipdam were 1,257.73 carats at an average value of 752.57 per carat, a decrease in carat sales but increase in value per carat sold from 2,044.82 carats at an average value of US$526.57 per carat in the previous quarter. There is an inventory of 360.01 carats for Klipdam.

Wouterspan

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 969.4 hectares, of the Lanyon Vale 376 farm. Operations are taking place on two portions of the property called the Farhom and Okapi farms, exploiting the Rooikoppie and Primary gravel units.

During the quarter ended February 29, 2008, the property produced 1,786.87 carats from 194,468 cubic meters (388,936 tonnes) of gravels, a decrease from 2,016.54 carats from 341,099 cubic meters (682,198 tonnes) of gravels in the previous quarter. The decrease on the previous quarter is mainly due to the mine closure over part of December and January for the Christmas holidays

Sales from Wouterspan were 1,973.48 carats at an average price of US$3,152.20 per carat, a decrease in carats sold but increase in value per carat sold from 2,511.57 carats at an average value of US$1,981.15 per carat sold in the previous quarter. The inventory at Wouterspan is 309.92 carats.

Makoenskloof Property

The Makoenskloof property is located on the north bank of the Middle Orange River, approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation.

During the quarter ended February 29, 2008, the volume of bulk sampling was 18,029 cubic meters (36,058 tonnes) of gravels from which 73.12 carats were recovered. Sales from Makoenskloof were 155.39 carats at an average value of US$4,538.60 per carat, a decrease in number of carats sold and a decrease in value per carat from 787.93 carats at an average value of US$4,833.07 per carat in the previous quarter. The inventory at Makoenskloof is 0.38 carats.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production Costs

Production was lower for during the December to February quarter because of the annual shutdown over the Christmas period. The average operating cost during the period of December through February was approximately US$4.66 per tonne. Operating costs have also decreased from US$5.48 per tonne in the comparative last quarter of the financial year ending May 31, 2007. The overall higher costs previously were related to costs for bulk sampling at Makoenskloof, downtime related to maintenance in the plant at Klipdam and the effect of exchange rates.

Mineral Resource Estimates and Plans for 2009

Holpan/Klipdam

The inferred mineral resources at February 29, 2008 after depletion from mining since the prior estimate at March 31, 2007 are 8.86 million m3 grading 0.84 carats per 100 m3. The estimate was completed by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company.

A program of 400 boreholes (6,000 m) is currently underway to delineate the edges of the Klipdam Channel and to identify palaeo-channel remnants on Holpan. Once the information from this program is compiled, a new resource estimate will be reported. A further $300,000 drilling and trenching program is planned for 2009.

Wouterspan

Mineral resources based on work to October 31, 2007 were estimated by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. Depletion from mining since that time was determined by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company.

The mineral resources at Wouterspan as of February 29, 2008 are 5.26 million m3 grading 0.71 carats per 100 m3 in the indicated category and 37.77 million m3 grading 0.71 carats per 100 m3 in the inferred category.

Some 20,000 m of additional drilling was planned for fiscal 2008. A second phase 15,000 m program is currently underway. Once the information from this program is completed, a new resource estimate will be done.

1.2.5	Exploration and Development Properties

Middle Orange River Operations

The MORO include the Saxendrift mine (being re-commissioned) and Niewejaarskraal mine (currently on care and maintenance) and certain associated prospecting projects, totaling approximately 14,950 hectares.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Saxendrift and Niewejaarskraal are located across the Middle Orange River from the Wouterspan operation. The Wouterspan diamond bearing gravel sequence constitutes a large alluvial diamond deposit, which is a remnant of an extensive braided river system represented by coarse gravel deposits, sand rich lenses, an upper calcrete layer and surface deflation layer typically referred to as the ‘Rooikoppies’. Deposits found at Wouterspan are contiguous with the Saxendrift and Niewejaarskraal deposits located on the south bank of the river.

The Saxendrift area has had a long history of diamond production dating back to the mid 1920’s. An estimated 96,000 carats of diamonds were extracted from the area between 1928 and 1964. Trans Hex commenced exploration and mining in the area in 2000, after a merger with GEM Diamond Mining Limited, which held the mineral rights to Saxendrift at that time. Production on Saxendrift was achieved by open cast mining methods with processing and recovery being achieved by a combination of rotary pan plants, dense media separation and flow-sort X-ray recovery. From commissioning to the end of 2005, the Saxendrift mine produced a total of 76,803 carats. The average diamond price realized by THO for Saxendrift during the period May 2001 to the end of 2005 was US$1,400 per carat.

THO began development of the Niewejaarskraal mine with a bulk sampling program in mid-2001. A dense media separation plant was erected on site and full-scale production commenced in April 2002. This operation was suspended in late 2006. An average price of US$1,375 per carat was achieved for Niewejaarskraal for the period September 2001 to the end of 2005.

THO also conducted exploration and evaluation work on several large alluvial gravel terraces on the Kwartelspan property, located to the north-east of Saxendrift, and on the Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot properties, located to the south-west of Niewejaarskraal. The exploration work included reverse circulation drilling, trenching and bulk sampling. Inferred Mineral Resources were estimated based on this work, indicating the development potential of the projects.

Mineral Resource Estimates and Plans for 2009

The Indicated and Inferred Mineral Resources as of March 2007 were estimated by the South African consulting company Venmyn. C.A. Telfer, Pr.Sci.Nat., of Venmyn is an independent qualified person as defined by National Instrument 43-101.

MORO INDICATED RESOURCES
MINE/PROJECT	MINING AREA	VOLUME (cubic meters)	GRADE (carats/100 cubic meters)
Saxendrift	Saxendrift Terrace A	1,824,000	0.83
	Saxendrift Terrace B	422,000	1.15
	Stockpiles	385,539	0.46
Total Saxendrift Indicated		2,631,539	0.82
Niewejaarskraal	Niewejaarskraal	4,164,745	0.80
	Viegulandsput	1,802,822	1.16
Total Niewejaarskraal Indicated		5,967,567	0.91
GRAND TOTAL		8,599,106	0.88

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

MORO INFERRED RESOURCES
MINE/PROJECT	MINING AREA	VOLUME (cubic meters)	GRADE (carats/100 cubic meters)
Saxendrift	Saxendrift Terrace A	5,723,000	0.48
	Saxendrift Terrace B	1,821,000	0.68
	Stockpiles	263,000	0.29
Total Saxendrift Inferred		7,807,000	0.52
Niewejaarskraal	Niewejaarskraal	1,696,000	0.48
	Viegulandsput	1,465,000	0.47
	Nieweskraal TB2	4,919,000	0.90
Total Niewejaarskraal Inferred		8,080,000	0.73
Zwemkuil-Mooidraai	N/A	1,640,000	0.95
Remhoogte-Holsloot	N/A	11,503,000	1.15
Kwartelspan	N/A	1,385,000	1.50
Total Exploration Projects Inferred		14,528,000	1.16
GRAND TOTAL		30,415,000	0.88

Since completion of the Saxendrift mineral rights subsequent to year end, a Project Team has been deployed at that site to re-commission the existing diamond processing plants and start-up mining operations. Good progress has been made, and Phase 1 of the two-phase development plan was largely completed by late May. Phase 1 included re-commissioning of a 35 tonne per hour Dense Media Separation Plant; gravel screening and rotary-pan plants; the Flow-sort X-ray final recovery unit; and setting in place mining and earth moving equipment with sufficient capacity to deliver gravels to the two metallurgical plants. Once the above plants are fully operational, the Company expects to achieve a through-put of approximately 60,000 tonnes of mined gravel per month. Phase two comprises the construction and commissioning of a new Wet Plant at Saxendrift.

Once the final permitting has been acquired for Niewejaarskraal, the Project Team currently responsible for the re-commissioning of Saxendrift operations will be tasked with the re-start at this mining site.

Galputs Minerale Project, Northern Cape Province, South Africa

The Galputs Minerale Project consists of the mining rights to the Galputs 104 farm on which diamondiferous gravels have been identified. The project is indirectly owned by Virgilia Investments Inc, a British Virgin Islands corporation. Virgilia’s wholly-owned subsidiary, Galputs Minerale (Pty) Limited, a private South African company, holds mining rights to the Galputs Project.

A program was proposed in 2006 for further exploration and bulk sampling operations. No work was done in 2007 or 2008, or is immediately planned for fiscal 2009, as attention is focused on production at Holpan/Klipdam and Wouterspan and initiating production on the recently acquired MORO properties.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Kwango River Project, DRC

The Kwango River Project comprises approximately 109 square km within Exploitation Permit Number 331 (“PPE331”) held by Midamines, a DRC company. Durnpike has an option agreement with Midamines (“Midamines Agreement”) to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley process.

The Project encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River, underlying its banks and in the adjacent terraces, which are being mined by small scale operations.

In 2007, the Company advanced the logistical activities for its planned exploration and bulk sampling initiative with Midamines, established a working base in Kinshasa and conducted geophysical and other investigations on site. No work was done in fiscal 2008.

One of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement denied the validity of that agreement. The other 50% shareholder disputes this view and remains committed to the Midamines Agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments have become suspended for the duration of the dispute.

The Company will obtain formal legal advice from counsel and evaluate its available remedies. Although the outcome is not currently determinable the project is not a material operation of the Company. During the third quarter of 2008 the Company paid consideration of $600k to Midamines in order to increase the size of the concession

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a copper prospect located within the Calama Mining District, Chile. The Company continues to maintain the Ricardo Property in good standing.

The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación Nacional del Cobre de Chile’s (“Codelco”, Chile’s national mining company) Chuquicamata Mine. There are targets on the Ricardo property that have yet to be tested and the Company is seeking partners to continue exploration or a potential divestiture of the property.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.6	Market Trends

The Diamond Market

Over the nine month fiscal period ending February 29, 2008, prices for rough diamonds increased by 5-30%, varying from 5% for 0-2 carat stones to 15-20% for 2-10 carat stones to 30% or more for plus 10 carat diamonds. Prices for polished stones have also increased by 20%.

Overall, the average dollar per carat prices received by Rockwell have increased more because of 65% of its production was plus 2-carat stones (see table below), and a significant proportion was plus 5-carat stones. The international shortage in supply of plus 5-carat diamonds led to increased prices.

SIZE	% CARATS OF PRODUCTION	% US$ REVENUE
0.05 - 2.00 carats	43%	5%
2.00 - 5.79 carats	25%	12%
5.80 -10.79 carats	12%	13%
10.80 carats+	20%	70%

The table shows general prices increases for the different size ranges; however, clarity and colour are major factors in prices received.

Diamond clarity is rated using the following scale:

GIA DIAMOND CLARITY GRADING SCALE
Category	Flawless	Internally Flawless	Very Very Slightly Included		Very Slightly Included		Slightly Included		Included
Grade	FL	IF	VVS1	VVS2	VS1	VS2	SI1	SI2	I1	I2	I3
  Diamonds with clarity of SI1 or better have experienced the greatest increase in prices increases.
  Diamonds with a grade of less than SI1 have remained relatively stable with smaller increases and a lack in demand. Polished diamonds that have black inclusions are difficult to sell.

The full range of colours have experienced an increase in price, but major price increases occurred from D-K colour range and predominantly in the D to F colors. Prices for D colors increased the most; an overall percentage increase for this colour range is hard to determine because of scarcity and extreme demand. Similar increases have been experienced for fancy colour diamonds i.e. pinks and blues. Fancy yellows are relatively common in Rockwell production. These have also experienced increases in price, as demand is high for the dark yellow (intense to vivid) range. All of these coloured and rare D colour diamonds have become regarded as investment pieces, comparable to art from a known artist.

Diamond Sales by Tender Process

The diamond tender system continues to be the preferred form of sales by producers throughout the world, particularly in the junior mining segment, because of the transparency in the process, which gives investors comfort, and the opportunity for producers to expose their stone to a larger variety of diamonds

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

dealers. Larger diamond mining companies also adopted the use of tender system as a form of sales of segments of their diamonds production.

Rockwell was involved in 10 tenders during the 2008 financial year, held in the offices of Flawless Diamond Trading House, Johannesburg, South Africa. There was an average of 60 buyers at these tenders. During the nine month period, three plus 100-carat diamonds were recovered and sold, which is in-line with production forecasts based on size frequency calculations, and compared to charts with the recovery of different sizes of diamonds relating the number of tonnes produced. The recently acquired Middle Orange River projects are expected to add to production of carats, with comparable size and quality to the Company’s past production.

Beneficiation

The Steinmetz/Rockwell joint venture for beneficiating ‘special’ diamonds has proved extremely successful. We expect that the gross dollar value percentages will greatly increase once further income has been accounted for after the sales of such polished diamonds. Further to this, Rockwell expects that our gross average dollar value per carat will increase by at least 5% once accounting for these post sales is completed.

Rockwell is presently establishing a diamond cutting facility in South Africa, which will specialize in cutting and polishing of a specific segment of its diamond production. A plan to investigate which diamonds can be manufactured viably and professionally within the South African economic structure has been formulated and will be carried out in fiscal 2009.

Summary

Due the shortages of supply of rough diamonds to the international diamond industry it is very clear that the industry has become dominated by specialists. The rough diamond trader is no longer effective in purchasing the diamonds that have experienced major price increases; the latter diamonds are now purchased by manufacturers with specialized knowledge in sales of specific items.

The Company expects the diamond market to remain strong in fiscal 2009, particularly for diamonds in the plus 5 carats.

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

	Nine months ended	Years ended
Balance Sheets	February 29, 2008	May 31, 2007	May 31, 2006
Current assets	$38,596,562	$56,142,572	$256,456
Mineral properties	25,247,937	24,121,855	1
Other assets	69,848,625	49,341,956	32,190
Total assets	133,693,124	129,606,383	288,647

Current liabilities	12,502,301	29,399,774	1,146,070
Other liabilities	34,076,016	28,613,767	–
Shareholders’ equity (deficiency)	87,114,807	71,592,842	(857,423)
Total liabilities and shareholders’ equity	$133,693,124	$129,606,383	$288,647

	Nine months ended	Years ended
Statement of Operations	February 29, 2008	May 31, 2007	May 31, 2006
Revenue	$36,149,308	$10,103,328	$–
Mine site operating costs	(22,730,271)	(8,974,742)	–
Amortization and depletion	(6,533,941)	(2,074,415)	–
Operating profit (loss)	6,885,096	(945,829)	–
Expenses
Accretion of reclamation obligation	464,316	55,471	–
Exploration	604,169	1,371,351	307,390
Foreign exchange loss (gain)	(751,318)	(3,580,364)	(46,881)
Legal, accounting and audit	790,725	691,759	175,782
Office and administration	2,697,077	2,993,453	489,015
Property Investigations	–	–	399,006
Shareholder communications	198,985	200,574	32,130
Stock-based compensation	1,826,317	79,623	83,516
Travel and conference	654,705	666,194	132,645
Transfer agent filings	544,232	176,530	20,843
Subtotal	7,029,208	2,654,591	1,593,446
Gain on sale of marketable securities	–	–	(56,585)
Loss on disposal of equipment	402,411	94,621	–
Interest income	(1,118,396)	(372,149)	(2,172)
Interest on capital leases	1,289,385	433,125	–
Convertible note accretion and interest expense	270,976	2,466,839	–
Loss on early extinguishment convertible promissory notes	–	137,957	–
Write-off of amounts receivable	18,360	224,942	–
Write-down of marketable securities	–	1	19,128
Write-down of mineral property interests	–	–	46,856
	862,736	2,985,336	1,600,673
Loss before income taxes	1,006,848	6,585,756	1,600,673
Income tax expense	179,290	–	–
Future income tax (recovery) expense	2,261,110	(635,773)	–
Loss before non-controlling interest	3,447,248	5,949,983	1,600,673
Non-controlling interest	5,955,779	415,159	–
Loss for the year ended	$9,403,027	$6,365,142	$1,600,673
Basic and diluted loss per common share	$(0.05)	$(0.11)	$(0.07)
Weighted average number of common shares outstanding	196,428,551	55,418,242	23,640,123

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Feb 29	Nov 30	Aug 31	May 31		Feb 28	Nov 30	Aug 31		May
	2008	2007	2007	2007		2007	2006	2006		31
										2006
Current assets	$38,597	$36,823	$46,861	$56,143		$25,751	$23,063	$8,397		$257
Mineral properties	25,248	24,928	25,589	24,122		18,788	–	–		–
Other assets	69,848	66,544	55,997	49,342		36,884	42	32		32
Total assets	133,693	128,295	128,447	129,606		81,423	23,105	8,429		289

Current liabilities	12,502	17,173	23,899	29,400		43,261	6,149	9,599		1,146
Other liabilities	34,076	30,395	32,297	28,613		21,966	–	–		–
Shareholders’ equity (deficiency)	87,115	80,727	72,251	71,593		16,196	16,956	(1,169)		(857)
Total liabilities and
shareholders’ equity	133,693	128,295	128,447	129,606		81,423	23,105	8,429		289

Working capital (deficit)	26,905	19,650	22,962	26,743		(17,510)	16,914	(1,202)		(890)

Revenue	9,802	12,125	14,222	7,684		2,419	–	–		–
Mine site operating costs	(7,350)	(9,571)	(5,809)	(7,100)		(1,874)	–	–		–
Amortization	(2,418)	(2,141)	(1,975)	(1,680)		(395)	–	–		–
Operating profit (loss)	34	413	6,438	(1,096)		150	–	–		–

Expenses
Accretion of reclamation obligation	378	28	59	55		–	–	–		–
Exploration	174	127	304	162		508	526	175		120
Foreign exchange	16	(126)	(641)	(2,856)		(336)	(394)	6		3
Legal, accounting and audit	472	253	66	403		(252)	326	215		118
Office and administration	1,147	850	700	1,651		621	409	313		227
Property investigation	–	–	–	–		–	–	–		139
Shareholder communications	65	64	69	57		53	51	40		11
Stock-based compensation	1,177	617	32	8		16	18	38		63
Travel and conference	382	147	126	285		120	125	136		30
Transfer agent filings	439	98	7	56		23	52	45		3
Subtotal	4,250	2,058	721	(179)		754	1,113	968		714
Gain on sale of marketable securities	–	–	–	–		–	–	–		–
Gain on investments	–	–	–	16		(16)	–	–		–
Write-off of amounts receivable	18	–	–	225		–	–	–		–
Loss (gain) on disposal of equipment	424	3	(25)	82		12	–	–		–
Interest income	(447)	(186)	(486)	(222)		(97)	(51)	(2)		(1)
Interest on capital leases	391	427	471	433		–	–	–		–
Accretion and interest expense	84	102	86	610		356	1,156	345		–
Loss on early retirement of
convertible note	–	–	–	–		–	138	–		–
Write-down of mineral property
interests	–	–	–	–		–	–	–		47
Profit (loss) before income taxes	(4,687)	(1,991)	5,671	(2,061)		(859)	(2,356)	(1,311)		(760)
Future income tax recovery (expense)	698	26	(1,768)	646		(10)	–	–		–
Profit (loss) before non-controlling	(5,385)	(1,965)	3,903	(1,415)		(868)	(2,356)	(1,311)		(760)
interest
Non-controlling interest	(3,322)	837	(3,472)	(506)		91	–	–		–
Profit (loss) for the period	$(8,707)	$(1,128)	$431	$(1,921)		$(777)	$(2,356)	$(1,311)		$(760)

Basic and diluted profit (loss) per									$
share	$(0.04)	$0.00	$0.00	$(0.03)	$	(0.01)	$(0.08)	$(0.05)		(0.03)
Weighted average number of common
shares outstanding (thousands)	223,891	187,817	187,132	99,614		68,307	30,322	24,191		23,675

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

The Company had a loss of $9,403,027 for the nine month period ended February 29, 2008 compared to a net loss of $6,365,142 for the year ended May 31, 2007. The biggest component of this loss is attributable to the non-controlling interest of $5,955,779 for this year compared to the $415,159 for the year ended May 31, 2007. Of this $5,955,779 an amount of $4,463,261 related to an exchange gain as a result of the 49% non-controlling interest being held at the South African operating subsidiaries rather than at the consolidated entity level whereby they would have shared in a net foreign exchange gain of only $751,358 thereby reducing the loss by $4,095,096 to $5,307,931. The further increase in net losses during the period resulted from stock based compensation expenses recognized on stock options granted during the nine months ending February 29, 2008, lower foreign exchange gains, interest expense on the Company’s capital leases, increased accretion of reclamation obligations, loss on disposal of assets and future income tax expenses which was offset by lower exploration and convertible note accretion expenses incurred in the year ending May 31, 2007. The Company recorded a loss of $0.05 per share for the nine months ended February 29, 2008, compared to a loss of $0.11 per share for the year ended May 31, 2007.

During the nine months ended February 29, 2008 the Company realized rough diamond sales of $36,038,106 of which $9,802,308 was earned during the third quarter of fiscal 2008 compared to $12,125,363 for the second quarter of fiscal 2008 and to $nil for the comparable period in the prior year. Mine site operating costs for the nine months ended February 29, 2008 amounted to $29,264,212 (three months ended February 29, 2008 - $9,768,420, three months ended November 30, 2007 - $11,712,135), which includes amortization and depletion charges of $6,533,941 (six months ended November 30, 2006 – nil).

Exploration expenses (excluding stock-based compensation) decreased to $604,169 for the nine months ended February 29, 2008 compared to $1,371,351 for the year ending May 31, 2007. This decrease is due to higher exploration activities incurred during the year ended May 31, 2007 performed on the African diamond properties which included the Holpan/Klipdam property. The exploration expenses for the nine months ended February 29, 2008 were mainly incurred on the Kwango River Project in the DRC and the Ricardo property in Chile.

The Company incurred a foreign exchange gain of $751,318 for the nine months ended February 29, 2008 compared to a foreign exchange gain of $3,580,364 for the year ended May 31, 2007 due to a higher amount of South African denominated liabilities and the strengthening of the Canadian dollar. Foreign exchange gains to the amount of $11,900,802 were realized in Durnpike and in Minera Ricardo (of which the non-controlling interest’s share of this gain was $4,463,261), while foreign exchange losses of $11,149,484 were accounted for in Rockwell RSA, Cayman Islands and Rockwell Canada (the non-controlling interest did not share in these losses) for the period ended February 29, 2008. Because the non-controlling interest did not share in the loss, this increased the loss for the consolidated company.

Administrative costs for the nine months ended February 29, 2008 amounted to $2,697,077 in comparison to $2,993,453 incurred in for the year ended May 31, 2007, the variance is primarily due to reduced consulting and salary expenses as the Company has completed its major corporate financing, acquisition, operational management and property investigation activities. Travel and conference expenses amounted to $654,705 for the nine months ended February 29, 2008 compared to $666,194 for the year ended May 31, 2007, largely due to reduced travel as the acquisition activities have been completed. Legal, accounting and audit expenses for the nine months ended February 29, 2008 amounted to $790,725

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

compared to $691,759 incurred for the year ended May 31, 2007. This increase was primarily due to increased legal and accounting services related the listing on both the Johannesburg Stock Exchange and the TSX, these increases were however partially offset by reduced legal and accounting services as the Company’s acquisition activities of Durnpike and HC Van Wyk have been completed.

Stock-based compensation increased to $1,826,317 for the nine months ended February 29, 2008 in comparison to $79,623 for the year ended May 31, 2007 due to an increase in the number of options granted during fiscal 2008.

Interest expenses decreased to $270,976 for the nine months ended February 29, 2008, compared to $2,466,839 for the year ended May 31, 2007, mainly due to the accretion and interest charges relating to the issuance of the convertible promissory notes incurred during the year ended May 31, 2007.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At February 29, 2008, the Company had a working capital of $26,094,261 compared to working capital of $26,742,798 at May 31, 2007.

During the period of the nine months ended February 29, 2008, the Company, as part of the Durnpike acquisition, completed the remaining payment of $6.12 million by issuing 7,848,663 Common Shares of the Company to the Vendors. In addition the Company completed the payment of ZAR30 million ($4.5 million) in cash to the Van Wyk Trust during the first quarter of fiscal 2008.

The Company has the following payment commitments: (a) payment of ZAR2.3 million ($294,402) in cash to Folmink Delwery CC (Makoenskloof) for plant and equipment (b) minimum lease payments of ZAR117 million ($14.8 million) in installments up to the year 2010 to various financial institutions for plant and equipment.

In March 2008, subsequent to the nine months ending February 29, 2008, pursuant to the Exchange Agreement the Company issued Common Shares to the Van Wyk Trust and increased its ownership by 23% to a total of 74% of the VWDG assets.

Other than described above the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

As described in 1.2.2 Financings, the Company did not complete any debt financings during the period, however the Company has sufficient funds available to meet its capital expenditure requirements.

In January 2008, the Company completed a $14.5 million private placement which will be used to fund Rockwell’s diamond operations and new project evaluation and development (described in item 1.2.2 Financings).

As at February 29, 2008, the Company has the following capital expenditure commitments:

a)

Pursuant to the Definitive Agreement, the Company is required to spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. In addition, Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series or recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see Kwango River Discussion at 1.2.5 Exploration and Development Properties – Kwango River Project);

In April 2007 the Company, entered into an agreement in relation to Makoenskloof property to purchase plant and equipment in the amount of ZAR21.3 million (approximately $3.2 million) from Folmink Delwery CC. As at February 29, 2008 the Company is committed to pay the remaining consideration of ZAR2.3 million ($294,402) and is committed to pay the remaining consideration in monthly payments of ZAR500,000 ($63,000). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa

b)

In relation to the acquisition of Saxendrift Mine (Pty) Ltd., the Company will pay cash consideration of approximately ZAR100.4 million ($14.8 million) and will assume potential liabilities for staff layoffs (capped at ZAR5 million ($0.8 million)) and rehabilitation bonds (capped at ZAR4.25 million ($0.6 million)). All payments and liabilities are expected to total approximately ZAR109.9 million ($16.2 million), subject to certain final adjustments.

Pursuant to the Exchange Agreement (described in item 1.2.2 Financings).the Company issued Common Shares to the Van Wyk Trust and increased its ownership by 23 % to a total of 74% of the VWDG assets.

Subsequent to the nine months ending February 29, 2008, the BEE group is in the process of increasing its shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG at a subscription price of ZAR17.5 million and injecting ZAR10.5 million in working capital into the VWDG.

Other than already described, the Company had no commitments for capital expenditures and no lines of credit or other sources of financing which have been arranged but as yet unused as at February 29,2007.

1.8	Off-Balance Sheet Arrangements

None.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9	Transactions with Related Parties

	As at	As at
Balances payable	February 29, 2008	May 31, 2007
Hunter Dickinson Inc. (a)	$–	$37,571
Euro-American Capital Corporation (b)	–	2,879
CEC Engineering (c)	–	5,558
Durnpike shareholder loans (i)	–	1,503,566
Banzi Trading (j)	–	2,191
Jakes Tyres (k)	49,604	10,993
Cashmere Trading (g)	–	46,543
	$49,604	$1,609,301
Balances receivable

Hunter Dickinson Inc. (a)	$78,504	$–
Flawless Diamonds Trading House (h)	477,298	781,928
Banzi Trading (j)	33,744	–
Diacor CC (n)	3,888	–
AA Van Wyk (l)	–	57,325
	$593,434	$839,253

	Nine Months
	ended
	February 29	Year ended May 31
Transactions	2008	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$869,861	$1,988,027	$578,134
Euro-American Capital Corporation (b)	14,393	18,765	18,630
CEC Engineering (c)	39,766	187,225	–
John Bristow (d)	–	115,320	–
Jeffrey B Traders CC (e)	52,740	141,318	–
Seven Bridges Trading (f)	57,952	55,534	–
Plateau Resources (Proprietary) Limited (j)	–	–	124,737
Cashmere Trading (g)	353,736	43,357	–
Banzi Trade 26 (Pty) Ltd (k)	47,575	251,942	–
Jakes Tyres (l)	1,141,454	267,361	–
AA Van Wyk (m)	148,658	173,977	–
Diacor CC (n)	3,888	–	–

Sales rendered to:
Flawless Diamonds Trading House (h)	$36,038,106	$10,085,536	$–

(a)

Hunter Dickinson Inc. (“HDI”) is private company equally owned by several public companies, one of which is Rockwell, and has certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

cost recovery basis pursuant to an agreement dated January 1, 2001. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provides management services to the Company at market rates for those services.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)	John Bristow, President, Chief Executive Officer and a director of the Company, provided engineering consulting services at market rates to the Company.

(e)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provides management and marketing services to the Company at market rates.

(f)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company’s South African subsidiaries.

(g)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

(h)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker and purchases diamonds from the Company at market prices.

(i)

Pursuant to the Company’ agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited from eight individuals (the “Vendors”), of which three individuals from the Vendors were subsequently appointed to the Company’s Board of Directors (Messr. Brenner, M.Bristow, J.Bristow).

(j)

Plateau Resources (Proprietary) Limited (“Plateau”) is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.

(k)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 50% owned by Hennie Van Wyk Family Trust, 30% by Ronnie Visagie, a member of the van Wyk family and 20% by Bokomoso Trust. Banzi is a private company focused on providing self sustaining programs to local communities. During the period, Banzi provided the Company with buildings materials at market rates.

(l)	Jakes Tyres is a private company with certain directors and officers in common with the Company that provides consumable materials at market rates.

(m)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provides contract mining services at market rates.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

(n)	Diacor CC is a private company with certain directors and officers in common with the Company that purchases consumable materials at market rates.

1.10	Third Quarter

The Company had a net loss of $8,706,846 for the quarter ended February 29, 2008 compared to a net loss of $1,921,445 for the same period in the prior year. The increase in net loss during the period is primarily due to the stock based compensation expense, the foreign currency movements which resulted in a loss for the quarter and slightly increased operating expenses.

During the quarter ended February 29, 2008, the Company realized rough diamond sales of $9.8 million (quarter ended May 31, 2007 - $7.7 million). Mine site operating costs were $7.3 million (quarter ended May 31, 2007 - $7.1 million), and amortization and depletion charges were $2.4 million (quarter ended May 31, 2007 - $1.7 million).

Exploration expenses for the third quarter ended May 31, 2007 amounted to $173,784 compared to $162,523 for the same period in the prior year. The increase is mainly due to increased engineering activities, geological activities and site activities incurred on the Kwango River Project in the DRC and the Ricardo property in Chile.

The Company incurred a foreign exchange loss of $16,346 for the third quarter of fiscal 2008 compared to a foreign exchange gain of $2,856,110 for the same period in the previous year due to a higher amount of South African denominated liabilities and the strengthening of the Canadian dollar.

Administrative costs for the quarter ended February 29, 2008 decreased to $1,147,241 compared to $1,651,984 incurred in the same period in the previous year, primarily due to reduced consulting and salary expenses as the Company has completed its major corporate financing, acquisition, operational management and property investigation activities. Travel and conference expenses increased to $381,458 for the quarter ended February 29, 2008 compared to $285,222 for the same period in the previous year due to more travel by the Company’s expanded personnel base and to more properties in South Africa and the DRC.

Legal, accounting and audit expenses for the quarter ended February 29, 2008 was $472,352 compared to $402,402 in the same quarter in the prior year. The increase was due to the listing on both the Johannesburg Stock Exchange and the TSX.

Stock-based compensation increased to $1,177,352 for the quarter ending February 29, 2008 in comparison to $7,578 for the same period in the previous year due to an increase in options vesting in fiscal 2008.

Interest expenses decreased to $83,584 (quarter ended May 31, 2007 - $610,331) for the third quarter of fiscal 2008 as a result of the Company’s no longer relying on bridge loans or other lending facilities.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11	Proposed Transactions

Please refer to the discussion of the proposed transaction in Section 1.2.3 Acquisitions, The Middle Orange River Operations.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended February 29, 2008, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13 The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13	Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on June 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

1.14	Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and equivalents, restricted cash, amounts receivable, security deposit, reclamation deposit, accounts payable and accrued liabilities, reclamation obligation, capital leases, amounts owing pursuant to acquisition and balances receivable from or due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a venture issuer.

1.15.2	Disclosure of Outstanding Share Data

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following details the share capital structure as at May 20, 2008, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				238,041,569

Share purchase options	March 28, 2008	$0.50	150,000
	July 10, 2010	$0.68	300,000
	September 24, 2012	$0.62	5,903,000
	November 14, 2012	$0.63	1,109,000	7,462,000

Warrants	November 22, 2008	$0.80	39,600,000
	May 9, 2009	$0.70	121,779,154	161,379,154

1.15.3	Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

1.15.4	Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities

ROCKWELL DIAMONDS INC.
NINE MONTHS ENDED FEBRUARY 29, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.